Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

($ in millions)

	Period from April 1, 2003 to December 17, 2003	Period from Inception (December 18, 2003) to March 31, 2004	Year Ended March 31, 2005	Year Ended March 31, 2006	Year Ended March 31, 2007	Year Ended March 31, 2008
Earnings:
Income (loss) before income taxes from continuing operations	33.0	(2.1)	4.2	5.0	(6.6)	(10.8)
Interest expense	0.5	12.0	35.1	38.3	40.5	39.5
Interest factor of rentals	0.6	0.2	0.7	0.9	0.9	1.0
Amortization of deferred financing costs	—	0.7	2.1	2.0	2.5	2.8

Earnings as adjusted	34.1	10.8	42.1	46.2	37.3	32.5
Fixed Charges:
Interest expense	0.5	12.0	35.1	38.3	40.5	39.5
Interest factor of rentals	0.6	0.2	0.7	0.9	0.9	1.0
Amortization of deferred financing costs	—	0.7	2.1	2.0	2.5	2.8

Fixed Charges	1.1	12.9	37.9	41.2	43.9	43.3
Ratio of Earnings to Fixed Charges	31.0x	—	1.1x	1.1x	—	—